Exhibit 4.28

                                    Agreement

This Agreement is entered into as of December 30, 1998, by and between Daniel Caldwell and Imaging Technologies Corporation ("ITEC").

ITEC is indebted to Daniel Caldwell in the amount of $10,000 for accrued vacation at December 30, 1998.

In accordance with this Agreement, Daniel Caldwell agrees to convert the full amount of Ten Thousand Dollars ($10,000) into Twenty Thousand (20,000) shares of ITEC Common Stock. These shares shall be made part of the next registration statement to be filed by ITEC, which the Company expects to file by March 31, 1999.


Daniel Caldwell


/s/ Daniel Caldwell
-------------------------------
Daniel Caldwell


Imaging Technologies Corporation:



/s/ Brian Bonar
-------------------------------
Brian Bonar
Chief Executive Officer

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